UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2016 (June 15, 2016)

ENVISION HEALTHCARE HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-36048	45-0832318
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado 80111
(Address of principal executive offices, including zip code)

(303) 495-1200
(Registrant’s telephone number, including area code)

6200 South Syracuse Way, Suite 200, Greenwood Village, Colorado 80111

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On June 15, 2016, Envision Healthcare Holdings, Inc., a Delaware corporation (“Envision”), AmSurg Corp., a Tennessee corporation (“AmSurg”), and New Amethyst Corp., a Delaware corporation and a direct wholly owned subsidiary of AmSurg (“New Amethyst”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Envision and AmSurg will combine in an all-stock merger of equals. Upon the terms and subject to the conditions set forth in the Merger Agreement, AmSurg will merge with and into New Amethyst (“Merger 1”), with New Amethyst continuing as the surviving corporation, immediately after which Envision will merge with and into New Amethyst (“Merger 2” and together with Merger 1, the “Mergers”), with New Amethyst continuing as the surviving corporation. Upon the closing of Merger 2, the name of the combined company will be changed to “Envision Healthcare Corporation”.

Upon the closing of Merger 1, each issued and outstanding share of AmSurg common stock, no par value, will automatically convert into the right to receive one share of common stock, par value $0.01 per share, of New Amethyst (“New Amethyst Common Stock”) and each issued and outstanding share of AmSurg 5.250% Mandatory Convertible Preferred Stock, Series A-1, no par value, will automatically convert into the right to receive one share of 5.250% Mandatory Convertible Preferred Stock, Series A-1, par value $0.01 per share, of New Amethyst (“New Amethyst Preferred Stock”). Upon the closing of Merger 2, each issued and outstanding share of Envision common stock, par value $0.01 per share (the “Envision Common Stock”), will automatically convert into the right to receive 0.334 shares of New Amethyst Common Stock (such fixed exchange ratio of one share of Envision Common Stock for 0.334 shares of New Amethyst Common Stock, the “Exchange Ratio”). Upon the closing of Merger 2, Envision stockholders will own 53% and AmSurg shareholders will own 47% of the combined company.

Shares of New Amethyst Common Stock to be issued in Merger 1 and Merger 2 are expected to be listed on the New York Stock Exchange under the ticker symbol “EVHC” and shares of New Amethyst Preferred Stock to be issued in Merger 1 are expected to be listed on the New York Stock Exchange under the ticker symbol “EVHCPR”. No fractional shares of New Amethyst Common Stock will be issued in the Mergers, and holders of shares of Envision Common Stock will receive cash in lieu of any such fractional shares. AmSurg stock options and other equity awards will generally, upon completion of Merger 1, be converted into an equal number of stock options and equity awards of New Amethyst Common Stock. Envision stock options and other equity awards will generally, upon completion of Merger 2, be converted into stock options and equity awards with respect to New Amethyst Common Stock based on the Exchange Ratio.

The Merger Agreement provides that, upon the closing of Merger 2, the board of directors of the combined company (the “Board”) will be comprised of 14 members, consisting of seven of AmSurg’s current directors and seven of Envision’s current directors.  The size of the board may not be increased or decreased until the third anniversary of the completion of the Mergers unless at least 75% of the Board votes to change the size of the Board.

Upon completion of the Mergers, William A. Sanger, the current Chairman, Chief Executive Officer and President of Envision, will serve as Executive Chairman of the Board until the first anniversary of the completion of the Mergers and as non-executive chairman of the Board until the third anniversary of the completion of the Mergers.  Christopher A. Holden, currently a director and the Chief Executive Officer and President of AmSurg, will serve as a director and as the Chief Executive Officer and President of the combined company. Pursuant to the Merger Agreement and the bylaws of the combined company, until the third anniversary of the completion of the Mergers, the affirmative vote of at least 75% of the Board will be required (x) to remove or terminate Christopher A. Holden as the Chief Executive Officer and President of the combined company or to determine not to re-nominate Mr. Holden as a director of the combined company, (y) to remove or terminate Mr. Sanger as Executive Chairman of the board of the combined company before the first anniversary of the completion of the Mergers, or (z) to remove Mr. Sanger as non-executive chairman of the board of the combined company or to determine not to re-nominate Mr.  Sanger as a director of the combined company. The combined company will have dual headquarters in Nashville, Tennessee, and Greenwood Village, Colorado.

The respective boards of directors of AmSurg and Envision have unanimously approved the Merger Agreement, and have agreed to recommend that AmSurg’s shareholders and Envision’s stockholders, respectively, adopt the Merger Agreement.  In addition, the board of directors of New Amethyst and AmSurg, as the sole stockholder of New Amethyst, have approved the issuance of shares of New Amethyst Common Stock in the Mergers and New Amethyst Preferred Stock in Merger 1, and the amendment to the New Amethyst certificate of incorporation to, among other things, change the name of the combined company to “Envision Healthcare Corporation”, increase the amount of authorized New Amethyst Common Stock and authorize the issuance of preferred stock, including the New Amethyst Preferred Stock.

Consummation of the Mergers is subject to customary closing conditions, including approvals by Envision stockholders and AmSurg shareholders, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the effectiveness of certain filings with the Securities and Exchange Commission (the “SEC”), the listing of the New Amethyst Common Stock and the New Amethyst Preferred Stock issuable to the shareholders of AmSurg and the stockholders of Envision, as applicable, on the New York Stock Exchange, and receipt of opinions from legal counsel regarding the intended tax treatment of the Mergers.

The Mergers are intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, so that none of Envision, AmSurg, New Amethyst, or any of the Envision stockholders generally will recognize any gain or loss on the issuance or receipt of New Amethyst Common Stock in the Mergers, except that Envision stockholders generally may recognize gain or loss with respect to cash received in lieu of fractional shares of New Amethyst Common Stock.

The parties have made customary representations, warranties and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses and the use of reasonable best efforts to cause the conditions to the Mergers to be satisfied.

Neither AmSurg nor Envision is permitted to solicit, initiate or knowingly encourage or induce any alternative transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any alternative transaction proposals. Notwithstanding this limitation, prior to a party’s stockholders or shareholders, as applicable, approving the transactions, including the Mergers, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited alternative transaction proposal that its board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a superior proposal. Each party’s board of directors may change its recommendation to its stockholders or shareholders, as applicable, (subject to the other party’s right to terminate the Merger Agreement following such change in recommendation) in response to a superior proposal or an intervening event if the board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the exercise of the directors’ fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for both AmSurg and Envision. Upon termination of the Merger Agreement, under certain specified circumstances, (i) AmSurg may be required to pay a termination fee of $180 million to Envision, (ii) Envision may be required to pay a termination fee of $180 million to AmSurg, and (iii) a party may be required to reimburse the other party for expenses of up to $15 million.

The foregoing description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this current report solely to provide Envision’s stockholders with information regarding its terms and not for the purpose of providing any other factual information about AmSurg, Envision or each of its respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties and covenants by each of the parties to the Merger Agreement. These representations, warranties and covenants were made solely for the benefit of the other parties to the Merger Agreement and (a) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (b) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (c) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders and (d) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of AmSurg or Envision.

Item 2.03 Creation of a Direct Financial Obligation

Commitment Letter

Also on June 15, 2016, Envision Healthcare Corporation, an indirect wholly owned subsidiary of Envision (“EHC”) and AmSurg signed a commitment letter (the “Commitment Letter”) with JPMorgan Chase Bank, N.A. (“JPM”) and Barclays Bank PLC (“Barclays” and, together with JPM, the “Commitment Parties”), pursuant to which the Commitment Parties have committed to (i) provide Envision and AmSurg with a term loan facility in an aggregate principal amount of up to $5.3 billion (the “Term Loan Facility”) and (ii) a senior secured asset-based revolving credit facility in an aggregate principal amount of up to $1.0 billion in connection with the Mergers (the “ABL Facility” and, together with the Term Loan Facility, the “Credit Facilities”). JPM and Barclays will act as the joint lead arrangers and joint bookrunners for the Credit Facilities. The Credit Facilities may be structured as new credit agreements or, if Envision receives change of control waivers under its existing (i) Credit Agreement, dated as of May 25, 2011, among Envision and certain of its subsidiaries, as borrowers, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the lenders party thereto (as amended by Amendment No. 1, dated as of February 7, 2013, Amendment No. 2, dated as of February 10, 2015, Amendment No. 3, dated as of October 28, 2015, Amendment No. 4, dated as of November 12, 2015 and Amendment No. 5, dated as of January 26, 2016, the “Existing Term Loan Credit Agreement”) and/or (ii) Credit Agreement, dated as of May 25, 2011, among Envision and certain of its subsidiaries, as borrowers, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the lenders party thereto (as amended by Amendment No. 1, dated as of February 27, 2013, and Amendment No. 2, dated as of February 6, 2015, and as may be further amended, waived, supplemented or otherwise modified from time to time, the “Existing ABL Credit Agreement”), as incremental credit facilities under the Existing Term Loan Credit Agreement and Existing ABL Credit Agreement, as applicable.

The Commitment Letter contemplates that (i) if Envision is successful in obtaining a change of control waiver under the Existing Term Loan Credit Agreement, the Commitment Parties’ commitments to provide the Term Loan Facility will be reduced by the amount of any indebtedness outstanding under the Existing Term Loan Credit Agreement and (ii) if Envision is successful in obtaining a change of control waiver under the Existing ABL Credit Agreement, the Commitment Parties’ commitments to provide the ABL Facility shall be reduced by the amount of any commitments outstanding under the Existing ABL Credit Agreement. Additionally, the Commitment Letter contemplates that, if AmSurg obtains a change of control consent under its Indenture, dated as of July 16, 2014, among AmSurg, the guarantors party thereto and U.S. Bank National Association, as trustee (as amended by the First Supplemental

Indenture, dated July 16, 2014, among AmSurg and U.S. Bank National Association, as trustee, the “AmSurg 2022 Indenture” and the notes issued thereunder, the “2022 Notes”), the Commitment Parties’ commitments to provide the Term Loan Facility shall be reduced by the difference of (a) $1.142 billion and (b) the amount paid or to be paid by AmSurg to the holders of the 2022 Notes in connection with obtaining the consent under the AmSurg 2022 Indenture.

The Credit Facilities will be guaranteed by various subsidiaries of Envision and AmSurg and used, among other things, to refinance certain portions of Envision’s and AmSurg’s outstanding debt and to fund expenses incurred in connection with the Mergers. The Credit Facilities are subject to the negotiation of mutually acceptable definitive documentation, which will include customary representations and warranties, affirmative and negative covenants and events of default, in each case consistent with the applicable terms of the term sheets attached to the Commitment Letter. Additionally, the Commitment Parties’ obligation to provide the Credit Facilities is subject to the satisfaction of specified conditions, including the consummation of the Mergers in accordance with the terms of the Merger Agreement, the execution and delivery by Envision, AmSurg and/or New Amethyst, as applicable, of definitive documentation consistent with the Commitment Letter, the accuracy of specified representations, the absence of specified defaults, the delivery of a certificate on behalf of New Amethyst with respect to the solvency (on a consolidated basis) of the combined company and its subsidiaries, taken as a whole, immediately after the consummation of the Mergers, and other customary conditions.

The definitive documentation governing the Credit Facilities has not been finalized and accordingly the actual terms may differ from the description of such terms in the Commitment Letter.  The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 5.02 Compensatory Arrangements of Certain Officers

Letter Agreement with William A. Sanger

On June 15, 2016, Envision and William A. Sanger entered into a letter agreement and related term sheet (together the “Letter Agreement”) pursuant to which, at the closing of Merger 2, Mr. Sanger will cease to serve as Chief Executive Officer of Envision and will commence to serve as Executive Chairman of the Board.  The term of Mr. Sanger’s service as Executive Chairman will continue for one year following the closing of the Mergers, whereupon Mr. Sanger will cease to be Executive Chairman but will remain non-executive Chairman of the Board until the third anniversary of the completion of the Mergers.  Mr. Sanger’s base salary, bonus opportunity and target long-term incentive compensation in his capacity as Executive Chairman are expected to be maintained at pre-closing levels and, in addition, Mr. Sanger will be made a one-time grant of $3 million in time-vesting equity, which award will vest over the three years following the completion of the Mergers.

The foregoing description of the Letter Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text thereof, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Severance and Retention Program

On June 15, 2016, Envision’s board of directors approved a senior management severance and retention program (the “Severance Plan”).  The Severance Plan will become effective upon the closing of the Mergers and will cover each of Envision’s Named Executive Officers other than William A. Sanger (“Specified NEOs”).  Upon a termination by the combined company for cause or by the Specified NEO with good reason (a “Qualifying Termination”) within a specified protection period following the closing of Merger 2, this program will entitle Specified NEOs to a severance multiple of their base salary and target bonus and a pro rata percentage of their bonus.  The protection period will be either 12 or 18 months, depending on the Specified NEO, and the severance multiple will be 1, 1.5 or 1.75 depending on the Specified NEO.  The program will further provide that if a Specified NEO undergoes a Qualifying Termination or is terminated by reason of death or permanent disability during the protection period, all of the Specified NEO’s then-unvested equity awards will fully vest on an accelerated basis, with performance share units vesting at target levels.  The terms of this severance and retention program will require a release of claims against Envision and will provide for customary restrictions on competition and solicitation.

Item 7.01. Regulation FD Disclosure

On June 16, 2016, Envision and AmSurg will host a conference call with financial analysts and investors to discuss the announcement of the transaction and answer questions.  A copy of the investor presentation is furnished as Exhibit 99.1 to this Form 8-K.

Forward Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Envision and AmSurg. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between Envision and AmSurg, including future financial and operating results; Envision’s and AmSurg’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the Mergers that are not historical facts. Forward-looking statements are based on information currently available to Envision and AmSurg and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between Envision and AmSurg, these factors could include, but are not limited to: the risk that Envision or AmSurg may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the ambulatory surgery center, physician services and medical transportation markets; unexpected changes relating to competitive factors in the ambulatory surgery center, physician services and medical transportation industries; the timing, success and market reception for Envision’s and AmSurg’s new and existing services; the outcomes of any litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of economic downturn or effects tax assessments, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in Envision’s and AmSurg’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Envision’s or AmSurg’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither Envision nor AmSurg undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Envision share or AmSurg share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per Envision share or AmSurg share, as applicable. Neither Envision nor AmSurg gives any assurance (1) that either Envision or AmSurg will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning Envision, AmSurg, the proposed transaction, the combined company or other matters and attributable to Envision or AmSurg or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Envision and AmSurg or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between Envision and AmSurg will be submitted to the stockholders of Envision and the shareholders of AmSurg for their consideration. AmSurg will cause its subsidiary, New Amethyst, file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Envision and AmSurg that also constitutes a prospectus of New Amethyst. Envision and AmSurg will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. Envision and AmSurg also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which Envision or AmSurg may file with the SEC in connection with the proposed transaction. Investors and security holders of Envision and AmSurg are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become available because they will contain important information about Envision, AmSurg, the proposed transaction and related matters. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision and AmSurg, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AmSurg make available free of charge at www.evhc.net and www.AmSurg.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

Envision, AmSurg, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and the shareholders of AmSurg in connection with the proposed transaction. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 23, 2016. Information about the directors and executive officers of AmSurg is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 22, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01 Financial Statements and Exhibits

(d)                                 Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., AmSurg Corp. and New Amethyst Corp.*

10.1	Commitment Letter, dated as of June 15, 2016, by and among Envision Healthcare Corporation, AmSurg Corp., JP Morgan Chase Bank, N.A. and Barclays Bank PLC.

10.2	Letter Amendment to Amended and Restated Employment Agreement of William A. Sanger, dated as of June 15, 2016, between Envision Healthcare Holdings, Inc. and William A. Sanger.

99.1	Investor Presentation.

*                                         The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request by the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVISION HEALTHCARE HOLDINGS, INC.
(Registrant)

June 16, 2016	By:	/s/ Craig A. Wilson
Craig A. Wilson
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., AmSurg Corp. and New Amethyst Corp.*

10.1	Commitment Letter, dated as of June 15, 2016, by and among Envision Healthcare Corporation, AmSurg Corp., JP Morgan Chase Bank, N.A. and Barclays Bank PLC.

10.2	Letter Amendment to Amended and Restated Employment Agreement of William A. Sanger, dated as of June 15, 2016, between Envision Healthcare Holdings, Inc. and William A. Sanger.

99.1	Investor Presentation.

*                                                            The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request by the Commission.